The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 16, 2026

Citigroup Global Markets Holdings Inc.	July ---, 2026 Medium-Term Senior Notes, Series N Pricing Supplement No. 2026-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-293732 and 333-293732-02

Bearish Autocallable Market-Linked Notes Linked to the S&P 500® Index Due January 26, 2028

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Your return on the notes will depend on the performance of the underlying specified below.

▪	The notes offer the potential for automatic early redemption at a premium if the closing value of the underlying is less than or equal to the autocall barrier value on any trading day during an autocall period, as specified below.

▪	If the notes are not automatically redeemed prior to maturity, the notes will offer the opportunity for a positive return at maturity if the underlying depreciates from the initial underlying value to the final underlying value based on the absolute value of that depreciation. If the final underlying value is greater than or equal to the initial underlying value, you will be repaid the stated principal amount of your notes at maturity but will not receive any positive return on your investment.

▪	The notes offer modified inverse exposure to the performance of the underlying, which means that you will receive a positive return on your investment only if the underlying depreciates from the initial underlying value to or below the autocall barrier value on any trading day during an autocall period or, if the notes are not automatically redeemed, if the underlying depreciates from the initial underlying value to the final underlying value at maturity.

▪	In exchange for these features, investors in the notes must be willing to forgo any dividends with respect to the underlying. If the notes are not automatically redeemed and the final underlying value is greater than or equal to the initial underlying value, you will not receive any positive return on your investment in the notes. Even if you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	To obtain the modified inverse exposure to the underlying that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The S&P 500® Index
Stated principal amount:	$1,000 per note
Pricing date:	July 21, 2026
Issue date:	July 24, 2026
Final valuation date:	January 21, 2028, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	Unless earlier redeemed, January 26, 2028
Automatic early redemption:	If, on any scheduled trading day during an autocall period, the closing value of the underlying is less than or equal to the autocall barrier value (the first such day to occur during an autocall period, the “autocall date”), the notes will be automatically redeemed on the third business day immediately following the autocall date for an amount in cash per security equal to $1,000 plus the premium determined as set forth below. If the notes are automatically redeemed during an autocall period, they will cease to be outstanding and you will not receive any other payment on the notes.
Elapsed days:	For each autocall period, the number of scheduled trading days in such autocall period from but excluding the prior autocall period end date to and including the autocall date
Total days:	For each autocall period, the number of scheduled trading days from but excluding the prior autocall period end date to but excluding the autocall period end date for such autocall period
Premium:	$1,000 × the applicable premium rate
Payment at maturity:	If the notes have not been previously redeemed, you will receive at maturity, for each note you then hold, the $1,000 stated principal amount plus the note return amount
Note return amount:

▪

If the final underlying value is greater than or equal to the initial underlying value:

$0

▪

If the final underlying value is less than the initial underlying value:

$1,000 x the absolute value of the underlying return

Initial underlying value:	, the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value
Autocall barrier value:	, 80.00% of the initial underlying value
Trading day:	Any scheduled trading day other than a day on which a market disruption event occurs
Listing:	The notes will not be listed on any securities exchange
Paying agent:	Citibank, N.A.
CUSIP / ISIN:	17334C2N3 / US17334C2N36
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	—	$1,000.00
Total:		$—	$

 (Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $925.50 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will pay selected dealers a structuring fee of up to $3.75 for each note sold in this offering. We may also engage other firms to provide marketing or promotional services in connection with the distribution of the notes. CGMI will pay these service providers a fee of up to $3.50 per note in consideration for providing marketing, education, structuring or referral services with respect to financial advisors or selected dealers. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. In addition, CGMI will pay to one or more electronic platform providers a fee of up to $1.50 for each note sold in this offering where related selected dealers and/or custodians implement or utilize such providers.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-6.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-11 dated February 25, 2026	Underlying Supplement No. 13 dated February 25, 2026

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Autocall periods, autocall period end dates and premium rate:	Each autocall period will consist of each scheduled trading day from but excluding an autocall period end date to and including the following autocall period end date, provided that the first autocall period will consist of each scheduled trading day from but excluding the pricing date to and including the first autocall period end date.
Autocall period	Autocall period end date*	Premium rate
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18

August 21, 2026

September 21, 2026

October 21, 2026

November 23, 2026

December 21, 2026

January 21, 2027

February 22, 2027

March 22, 2027

April 21, 2027

May 21, 2027

June 21, 2027

July 21, 2027

August 23, 2027

September 21, 2027

October 21, 2027

November 22, 2027

December 21, 2027

January 20, 2028

(elapsed days / total days) × 1.00%

1.00% + (elapsed days / total days) × 1.00%

2.00% + (elapsed days / total days) × 1.00%

3.00% + (elapsed days / total days) × 1.00%

4.00% + (elapsed days / total days) × 1.00%

5.00% + (elapsed days / total days) × 1.00%

6.00% + (elapsed days / total days) × 1.00%

7.00% + (elapsed days / total days) × 1.00%

8.00% + (elapsed days / total days) × 1.00%

9.00% + (elapsed days / total days) × 1.00%

10.00% + (elapsed days / total days) × 1.00%

11.00% + (elapsed days / total days) × 1.00%

12.00% + (elapsed days / total days) × 1.00%

13.00% + (elapsed days / total days) × 1.00%

14.00% + (elapsed days / total days) × 1.00%

15.00% + (elapsed days / total days) × 1.00%

16.00% + (elapsed days / total days) × 1.00%

17.00% + (elapsed days / total days) × 1.00%

* If a scheduled autocall period end date for any autocall period is not a trading day, the autocall period end date for that autocall period will instead be the next succeeding trading day.
PS-2

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the underlying that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing Value. The closing value of the underlying on any date is its closing level on that date, as described in the accompanying product supplement.

Hypothetical Examples of the Payment upon Automatic Early Redemption

The table below illustrates how the amount payable per note will be calculated if the closing value of the underlying on a trading day during an autocall period is less than or equal to the autocall barrier value.  The table illustrates this calculation for only a limited number of sample trading days. For purposes of these hypothetical examples, we have assumed that the relevant autocall period has 22 total days.  The table is solely for illustrative purposes, does not show all possible outcomes and is not a prediction of any payment that may be made on the securities.

The table below assumes that a market disruption event does not occur on any relevant scheduled trading day.

If the autocall date is . . .	. . . the premium applicable to that autocall date will be . . .	. . . and you will receive the following payment per $1,000 note upon automatic early redemption:
5th scheduled trading day of the first autocall period	$1,000 × [(5 / 22) × 1.00%)] = $2.27	$1,000 + applicable premium = $1,002.27
. . .	. . .	. . .
22nd scheduled trading day of the fifth autocall period	$1,000 × [4.00% + ((22 / 22) × 1.00%)] = $50.00	$1,000 + applicable premium = $1,050.00
. . .	. . .	. . .
13th scheduled trading day of the eleventh autocall period	$1,000 × [10.00% + ((13 / 22) × 1.00%)] = $105.91	$1,000 + applicable premium = $1,105.91
. . .	. . .	. . .
3rd scheduled trading day of the fourteenth autocall period	$1,000 × [13.00% + ((3 / 22) × 1.00%)] = $131.36	$1,000 + applicable premium = $1,131.36
. . .	. . .	. . .
22nd scheduled trading day of the eighteenth autocall period (the last potential autocall date)	$1,000 × [17.00% + ((22 / 22) × 1.00%)] = $180.00	$1,000 + applicable premium = $1,180.00
PS-3

Citigroup Global Markets Holdings Inc.

Payment at Maturity Diagram

The diagram below illustrates the payment at maturity on the notes, assuming the notes have not previously been automatically redeemed, for a range of hypothetical underlying returns. Because the notes will be automatically redeemed if the closing value of the underlying is less than or equal to the autocall barrier value on any scheduled trading day during an autocall period, including the trading day immediately preceding the final valuation date, the autocall barrier value is likely to limit your potential return at maturity. You are unlikely to receive a return at maturity that exceeds 20.00%.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Payment at Maturity Diagram

■ The Notes	■ The Underlying
PS-4

Citigroup Global Markets Holdings Inc.

Hypothetical Examples of the Payment at Maturity

The table below indicates what your payment at maturity and total return on the notes would be for various hypothetical underlying returns, if the notes are not automatically redeemed prior to maturity. Your actual payment at maturity per note and total return on the notes will depend on the actual underlying return.

Hypothetical Underlying Return	Hypothetical Payment at Maturity per Note	Hypothetical Total Return on Notes at Maturity
100.00%	$1,000.00	0.00%
75.00%	$1,000.00	0.00%
50.00%	$1,000.00	0.00%
40.00%	$1,000.00	0.00%
30.00%	$1,000.00	0.00%
20.00%	$1,000.00	0.00%
10.00%	$1,000.00	0.00%
5.00%	$1,000.00	0.00%
2.00%	$1,000.00	0.00%
1.00%	$1,000.00	0.00%
0.00%	$1,000.00	0.00%
-1.00%	$1,010.00	1.00%
-2.00%	$1,020.00	2.00%
-5.00%	$1,050.00	5.00%
-10.00%	$1,100.00	10.00%
-20.00%	$1,200.00	20.00%
-30.00%	$1,300.00	30.00%
-40.00%	$1,400.00	40.00%
-50.00%	$1,500.00	50.00%

The examples below are intended to illustrate how, if the notes are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value.  The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what your actual payment at maturity on the notes will be. For ease of analysis, figures have been rounded.

The examples are based on a hypothetical initial underlying value of 100.00 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that your actual payment at maturity will be calculated based on the actual initial underlying value, and not the hypothetical initial underlying value used in the examples below.

Example 1.  The hypothetical final underlying value is 105.00, resulting in an underlying return of 5.00%.

Payment at maturity per note = $1,000

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value. As a result, your payment at maturity per note would equal the $1,000 stated principal amount per note and you would not receive any positive return on your investment.

Example 2.  The hypothetical final underlying value is 95.00, resulting in an underlying return of -5.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the absolute value of the underlying return)

= $1,000 + ($1,000 × | -5.00% |)

= $1,000 + $50.00

= $1,050.00

In this scenario the underlying has depreciated from the initial underlying value to the final underlying value. As a result, your total return at maturity would equal the absolute value of the underlying return.

PS-5

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any positive return on your investment in the notes. If the notes are not automatically redeemed and the final underlying value is greater than or equal to the initial underlying value, you will not receive any positive return on your investment at maturity. As the notes do not pay any interest, even if you do receive a positive return at maturity, there is no assurance that your total return on the notes will be as great as could have been achieved on a conventional debt security of ours of comparable maturity. The notes are not appropriate for investors who require interest payments or the certainty of a positive return on their investment.

▪	Your potential return on the notes is limited. If the notes are automatically redeemed, your return on the notes is limited to the applicable premium payable upon automatic redemption as described on the cover page of this pricing supplement. If the notes are automatically redeemed, they will cease to be outstanding and you will not receive any other payment on the notes.

Furthermore, because the last autocall period ends immediately prior to the final valuation date, the autocall barrier value is likely to limit your potential return at maturity, such that you are unlikely to receive a return at maturity that exceeds 20.00%. This is because the notes will be automatically redeemed if the closing value of the underlying is less than or equal to the autocall barrier value on any scheduled trading day during any autocall period, including the trading day immediately preceding the final valuation date. Accordingly, any premium upon automatic redemption or the payment at maturity, as applicable, may result in a return on the securities that is significantly less than the return you could have achieved on an alternative investment providing 1-to-1 inverse exposure to the performance of the underlying.

▪	The notes provide inverse (bearish) exposure to the performance of the underlying. Because the notes provide inverse (bearish) exposure to the performance of the underlying, your return on the notes will not benefit from any appreciation of the underlying over the term of the notes.

▪	The notes may be automatically redeemed on any scheduled trading day during an autocall period. If the closing value of the underlying on any scheduled trading day during an autocall period is less than or equal to the autocall barrier value, the notes will be automatically redeemed. If the notes are automatically redeemed, they will cease to be outstanding and you will no longer have the opportunity to participate in the absolute value of the performance of the underlying on the final valuation date.

▪	Although the notes provide for the repayment of the stated principal amount at maturity or upon any automatic redemption, you may nevertheless suffer a loss on your investment in real value terms. This is because inflation may cause the real value of the payment at maturity or upon automatic redemption to be less at maturity or redemption than the real value of the stated principal amount of the notes at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return at a market rate. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The probability that the closing value of the underlying will be less than the autocall barrier value on any scheduled trading day during an autocall period will depend in part on the volatility of the underlying. “Volatility” refers to the frequency and magnitude of changes in the value of the underlying. In general, the greater the volatility of the underlying, the greater the probability that the underlying will experience a large decrease over the term of the notes and that the closing value of the underlying will be less than the autocall barrier value on any scheduled trading day during an autocall period. The underlying has historically experienced significant volatility. As a result, there is a significant risk that the closing value of the underlying will be less than the autocall barrier value on any scheduled trading day during an autocall period. The terms of the notes are set, in part, based on expectations about the volatility of the underlying as of the pricing date. If expectations about the volatility of the underlying change over the term of the notes, the value of the notes may be adversely affected, and if the actual volatility of the underlying proves to be greater than initially expected, the notes may prove to be riskier than initially expected.

▪	Investing in the notes is not equivalent to investing in the underlying or the stocks that constitute the underlying. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

PS-6

Citigroup Global Markets Holdings Inc.

▪	If the notes are not automatically redeemed, your payment at maturity will depend on the closing value of the underlying on a single day. Because your payment at maturity if the notes are not automatically redeemed depends on the closing value of the underlying solely on the final valuation date, you are subject to the risk that the closing value of the underlying on that day may be less favorable, and possibly significantly less favorable, than on one or more other dates during the term of the notes. If you had invested directly in the underlying or in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing values of the underlying, you might have achieved better returns.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying, dividend yields on the stocks that constitute the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated

PS-7

Citigroup Global Markets Holdings Inc.

principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the value and volatility of the underlying and a number of other factors, including the price and volatility of the stocks that constitute the underlying, the dividend yields on the stocks that constitute the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation of bearish exposure to the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked inversely to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including long and short positions) in the stocks that constitute the underlying or in instruments related to the underlying or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked inversely to the underlying. These and other activities of our affiliates may affect the value of the underlying in a way that has a negative impact on your interests as a holder of the notes.

▪	The value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the stocks that constitute the underlying and other financial instruments related to the underlying or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlying and other financial instruments related to the underlying or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the value of the underlying in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Adjustments to the underlying may affect the value of your notes. The publisher of the underlying may add, delete or substitute the stocks that constitute the underlying or make other methodological changes that could affect the value of the underlying. The publisher of the underlying may discontinue or suspend calculation or publication of the underlying at any time without regard to your interests as holders of the notes.

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Citigroup Global Markets Holdings Inc.

Information About the S&P 500® Index

The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC.

Please refer to the section “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement for additional information.

We have derived all information regarding the S&P 500® Index from publicly available information and have not independently verified any information regarding the S&P 500® Index. This pricing supplement relates only to the notes and not to the S&P 500® Index. We make no representation as to the performance of the S&P 500® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the S&P 500® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing value of the S&P 500® Index on July 14, 2026 was 7,543.59.

The graph below shows the closing value of the S&P 500® Index for each day such value was available from January 4, 2016 to July 14, 2026. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

S&P 500® Index – Historical Closing Values January 4, 2016 to July 14, 2026

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Citigroup Global Markets Holdings Inc.

United States Federal Income Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Based on current market conditions, it is reasonable to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. In light of the fact that the payout on the notes is inversely related to the performance of the underlying, payment on the notes to Non-U.S. Holders will not be subject to Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will not receive any underwriting fee for any notes sold in this offering. However, CGMI and its affiliates may profit from expected hedging activity related to this offering. From these expected hedging profits, CGMI will pay selected dealers participating in the distribution of the notes a structuring fee of up to $3.75 for each note sold in this offering. We may also engage other firms to provide marketing or promotional services in connection with the distribution of the notes. CGMI will pay these service providers a fee of up to $3.50 per note in consideration for providing marketing, education, structuring or referral services with respect to financial advisors or selected dealers. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models.  As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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